Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Distribution Rates and the Yieldstreet Prism Fund, Explained



Investors in the Yieldstreet Prism Fund can expect quarterly distributions at an annualized rate of 7%.[1] As you may be aware, this is different from quarterly interest payments paid from most of Yieldstreet's single asset class offerings. For more information, please view a detailed breakdown below of the distribution rate.

But, before we dive into the Yieldstreet Prism Fund's distribution rate, let's first take a closer look at distributions in general, what they are, and how they work.

What is a distribution?

Shareholders of a Closed-End Fund, such as the Yieldstreet Prism Fund, are typically paid distributions on a quarterly basis. Distributions are essentially amounts of money that are distributed to investors, paid out from the income generated from a fund. Distributions essentially work similarly to stock dividends.

What is the Yieldstreet Prism Fund distribution rate and policy?

The Yieldstreet Prism Fund's annualized distribution rate is 7%.[1] We've set the rate of payment with the goal of creating a predictable quarterly distribution. We call this the Yieldstreet Prism Fund's distribution rate. Distributions for the Yieldstreet Prism Fund are expected to be made quarterly, subject to the authorization of the Fund's board of directors. It's important for investors to understand that the distribution rate is not the same as the yield that is offered to investors when investing in one of our single asset class offerings. The aim of the Yieldstreet Prism Fund is to provide its shareholders with a predictable **distribution rate, but the rate may evolve either up or down over time.**

But what if the Fund does not perform as expected?

Good question. Let's take a closer look at what that would mean. If the Fund did not earn enough interest in the prior quarter to support the declared distribution of 7%[1], the difference would be made up by a return of the shareholder's principal.

Here's an example:
Say the Fund earned 1.5% (6% annualized) in the prior quarter, net of fees. In the quarterly distribution, shareholders of the Fund would receive a 1.5% distribution and then, in addition, would have 0.25% of their principal returned to meet the predetermined 1.75% (7% annualized) distribution rate.

If my principal is returned do I still pay fees and expenses?
No. If your principal, or a portion of your principal, is returned you will not pay either the 1% Annual Management Fee[2] or the 0.5% Annual Administrative Fee[3] on the returned portion of your principal. Not being charged the fees on returned principal is known as a "non-destructive return of capital." At Yieldstreet, we don't believe an investor should have to pay to receive their return of capital.

What if the Fund earns more than the distribution rate?
In a scenario where the Fund earns greater than 7% annualized, net of fees, the excess would remain in the Fund. As a Closed-End Fund is required to distribute 90% of its earnings on an annual basis, we may choose to pay out a special dividend at the end of the year. As the Fund and its investments eventually terminate, the balance of the Fund will be distributed back to shareholders.



Can I reinvest my distributed dividends?

As mentioned above, the Fund will distribute dividends, as opposed to interest. Shareholders in the Yieldstreet Prism Fund will have the opportunity to compound their earnings by reinvesting their dividends. This is known as a Distribution Reinvestment Plan (DRIP), which is a common practice for funds to offer. When a shareholder chooses to reinvest their distributions, the distribution payments are automatically used to purchase additional shares of the Yieldstreet Prism Fund. There are a few different reasons shareholders may want to reinvest their dividends:

It's free

Enrolling in the Distribution Reinvestment Plan for the Yieldstreet Prism Fund is free. When you reinvest your dividends with the Yieldstreet Prism Fund, the transaction is free. Shareholders are not charged a fee for reinvesting their dividends back into the Fund.

Your earnings compound

Just like compounding interest when it comes to your bank account, reinvesting your dividends allows your earnings to compound. In this situation, you are essentially earning 7%[1] from not only your initial principal, but also from your quarterly distributions. Finally, reinvesting your dividends enables you to potentially grow your wealth faster by decreasing cash drag in your investment portfolio.

Tax efficiency

Another reason shareholders might want to reinvest their dividends is tax efficiency. Due to its tax status, the Yieldstreet Prism Fund is not taxed at the corporate level, so only the investor's distributions are taxed. As a result, the investor avoids double taxation, which is common with corporate stocks. In addition, investing in the Fund with your Yieldstreet IRA will enable you to either defer (Traditional IRA) or avoid (Roth IRA) tax on these earnings. You can learn more about opening a Yieldstreet IRA here. And to learn more about Distribution Reinvestment Plans, please visit our article on DRIPs.

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page. If you have additional questions regarding the Fund, please reach out to the Yieldstreet team at investments@yieldstreetprismfund.com.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:
What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Yieldstreet Prism Fund investment strategy
Where the Yieldstreet Prism Fund fits in the fund landscape
What is Net Asset Value (NAV)?
Yieldstreet Prism Fund FAQs
What is a Distribution Reinvestment Plan (DRIP)?

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska, North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska, North Dakota at this time.

1 Reflects the initial quarterly distribution declared by the Fund's Board of directors on February 6, 2020, which was paid to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's Board declared a distribution to stockholders in the amount of $0.1750 per share to be paid on September 14, 2020 to stockholders of record as of September 10, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

[2] The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

[3] The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are not responsible or liable for the accuracy, legality, appropriateness or any other aspect of such website (or article contained therein).